Exhibit 99.2

AUTOHOME INC. TO HOLD

2014 ANNUAL GENERAL MEETING ON NOVEMBER 21, 2014

BEIJING, November 3, 2014 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that it will hold its annual general meeting of shareholders at Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 21, 2014 at 2:00pm (local time). Holders of record of ordinary shares of the Company at the close of business on October 27, 2014 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.autohome.com.cn.

Autohome has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission. Autohome’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Edith Kwan, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China, or by email to ir@autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

For further information, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86 10 5987 1535

E-mail: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com